1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Corey F. Rose corey.rose@dechert.com +1 202 261 3314 Direct +1 202 261 3158 Fax

April 24, 2025

VIA EDGAR

Jaea Hahn, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guardian Variable Products Trust (the “Registrant”)
(File Nos. 333-210205 and 811-23148)

Dear Ms. Hahn:

We are writing on behalf of the Registrant in response to comments that you provided via telephone to Kathleen M. Moynihan of the Registrant and me on April 14, 2025 with respect to Post-Effective Amendment No. 25 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 29 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s registration statement on Form N-1A filed on February 27, 2025 (the “Registration Statement”). The Registration Statement was filed to make material changes to Guardian Large Cap Disciplined Growth VIP Fund, Guardian Large Cap Fundamental Growth VIP Fund, Guardian Small Cap Value VIP Fund (formerly known as Guardian Small Cap Core VIP Fund), Guardian Core Fixed Income VIP Fund, Guardian Multi-Sector Bond VIP Fund, Guardian Short Duration Bond VIP Fund, Guardian Total Return Bond VIP Fund and Guardian U.S. Government/Credit VIP Fund (formerly known as Guardian U.S. Government Securities VIP Fund) (each a “Fund” and, collectively, the “Funds”), each an existing series of the Registrant.

For your convenience, we have restated your comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

Jaea Hahn, Esq. Page 2

Prospectus – Fund Summaries

Comments Applicable to all Funds

Comment 1: In the “Fees and Expenses of the Fund” section of the summary portion of the Prospectus relating to the Fund, please supplementally provide all the missing information and include a completed fee and expense table in the response letter.

Response: The Registrant has revised the disclosure in response to this comment and has provided the requested information as an appendix to this letter.

Guardian Large Cap Fundamental Growth VIP Fund

Comment 2: The “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund states that the Fund is non-diversified. Please disclose, supplementally, if this is a change to the Fund’s principal investment strategy. If so, please disclose, supplementally, if there was a shareholder vote approving the change.

Response: The Fund has changed from a diversified Fund to a non-diversified Fund. This change was approved by a shareholder vote on February 14, 2025.

Comment 3: The “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund includes “Sector Risk”. Please clarify whether the Fund currently focuses on one or more sectors of the economy and, if so, please identify those sectors and the related risks.

Response: The Fund does not have a principal investment strategy of focusing on any particular sector(s). Sector allocations typically are the result of the current investment opportunities identified by the portfolio managers pursuant to the Fund’s stated principal investment strategies. Depending upon market conditions, the implementation of the Fund’s principal investment strategies could result in a significant percentage of its assets being invested in a particular sector (e.g., the technology sector) due to market appreciation.

Guardian Large Cap Disciplined Growth VIP Fund

Comment 4: Please revise footnote 1 to the Annual Fund Operating Expenses Table in the “Fees and Expenses of the Fund” section of the summary portion of the Prospectus relating to the Fund to reflect that the Manager has contractually agreed to waive certain fees and/or reimburse certain expenses incurred through a date that is no less than one year from the effective date of the Fund’s registration statement or delete the footnote. Please also revise footnote 1 to note any recoupment terms under the expense reimbursement or fee waiver arrangement.

Jaea Hahn, Esq. Page 3

Response: The Registrant hereby confirms that the contractual expense limitation agreement with respect to the Fund will continue through a date that is no less than one year after the date of the effectiveness of the registration statement, unless earlier terminated by the Board, and has revised the disclosure in response to this comment. Please note that the Fund is no longer subject to the Manager’s recoupment rights.

Comment 5: The “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund states that the Fund is non-diversified. Please disclose, supplementally, if this is a change to the Fund’s principal investment strategy. If so, please disclose, supplementally, if there was a shareholder vote approving the change.

Response: The Fund has changed from a diversified Fund to a non-diversified Fund. This change was approved by a shareholder vote on February 14, 2025.

Guardian Small Cap Value VIP Fund

Comment 6: In the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund, please disclose whether the Fund may invest in emerging markets as suggested by the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund. Please clarify how the fund will define emerging markets if they are part of the Fund’s principal investment strategies.

Response: The Fund may invest in emerging markets, but doing so is not part of the Fund’s principal investment strategies. The Registrant has removed “Emerging Markets Risk” from the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund.

Comment 7: In the first paragraph of the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund, please clarify if “exchange-traded limited partnerships” are “master limited partnerships,” which we note are listed in the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund.

Response: The Registrant has revised the disclosure in response to this comment.

Guardian Core Fixed Income VIP Fund

Comment 8: In the second sentence of the first paragraph of the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund, please clarify if the mortgage-related and other asset backed securities in which the Fund may invest are collateralized loan obligations (“CLOs”), which are included in the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund. If so, please disclose whether the Fund may invest in lower-rated tranches of CLOs.

Jaea Hahn, Esq. Page 4

Response: The Registrant notes that CLOs are not part of the principal investment strategy of the Fund. The Registrant has removed “Collateralized Loan Obligations Risk” from the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund.

Comment 9: In the third paragraph of the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund, please clarify if the 20% of assets that the Fund may invest in foreign debt includes foreign debt from emerging markets. If so, please disclose how the Fund defines emerging markets and include a risk factor for emerging markets in the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund.

Response: The Registrant notes that emerging markets are not part of the Fund’s principal investment strategies.

Guardian Multi-Sector Bond VIP Fund

Comment 10: In the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund, please confirm if the Fund may invest in lower-rated tranches of CLOs, which are mentioned in the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 11: In the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund, please clarify whether the Fund may invest in “covenant-lite” loans and, if so, please add corresponding risk disclosure to the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 12: Please confirm, supplementally, that the Fund will not invest more than 15% of its assets, plus any borrowings, in illiquid securities.

Response: The Registrant confirms that the Fund will not invest more than 15% of its assets, plus any borrowings, in illiquid securities.

Jaea Hahn, Esq. Page 5

Comment 13: Please disclose how the Fund will define emerging markets, as referenced in the third paragraph of the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 14: The third paragraph of the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund states that the Fund may seek exposure to debt securities through investments in ETFs, which may include ETFs affiliated with the Subadviser. Please include a risk factor discussing potential conflicts of interest of investments in affiliated ETFs in the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 15: The “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund includes Geographic Focus Risk. If the Fund is focused in any specific region, please so state and add specific geographic focus risk for that region.

Response: The Fund does not have a principal investment strategy of focusing its investments in any particular geographic region(s). Depending upon market conditions, the implementation of the Fund’s principal investment strategies could result in a significant percentage of its assets being invested in a particular geographic region due to market appreciation.

Guardian Short Duration Bond VIP Fund

Comment 16: Please revise footnote 1 to the Annual Fund Operating Expenses Table in the “Fees and Expenses of the Fund” section of the summary portion of the Prospectus relating to the Fund to reflect that the Manager has contractually agreed to waive certain fees and/or reimburse certain expenses incurred through a date that is no less than one year from the effective date of the Fund’s registration statement or delete the footnote. Please also revise footnote 1 to note any recoupment terms under the expense reimbursement or fee waiver arrangement.

Response: The Registrant hereby confirms that the contractual expense limitation agreement with respect to the Fund will continue through a date that is no less than one year after the date of the effectiveness of the registration statement, unless earlier terminated by the Board, and has revised the disclosure in response to this comment. Please note that the Fund is no longer subject to the Manager’s recoupment rights.

Jaea Hahn, Esq. Page 6

Comment 17: In the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund, please confirm if the Fund may invest in lower-rated tranches of CLOs, which are mentioned in the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 18: In the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund, if applicable, please add specific risks related to collateralized mortgage obligations (“CMOs”) to “Mortgage-Backed and Other Asset-Backed Securities Risk.”

Response: The Registrant has revised the disclosure in response to this comment.

Guardian Total Return Bond VIP Fund

Comment 19: Please revise footnote 1 to the Annual Fund Operating Expenses Table in the “Fees and Expenses of the Fund” section of the summary portion of the Prospectus relating to the Fund to reflect that the Manager has contractually agreed to waive certain fees and/or reimburse certain expenses incurred through a date that is no less than one year from the effective date of the Fund’s registration statement or delete the footnote. Please also revise footnote 1 to note any recoupment terms under the expense reimbursement or fee waiver arrangement.

Response: The Registrant hereby confirms that the contractual expense limitation agreement with respect to the Fund will continue through a date that is no less than one year after the date of the effectiveness of the registration statement, unless earlier terminated by the Board, and has revised the disclosure in response to this comment. Please note that the Fund is no longer subject to the Manager’s recoupment rights.

Comment 20: In the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund, please confirm if the Fund may invest in lower-rated tranches of CLOs, which are mentioned in the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 21: Please disclose how the Fund will define “emerging markets,” as referenced in the first paragraph of the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund.

Jaea Hahn, Esq. Page 7

Response: The Registrant has revised the disclosure in response to this comment.

Comment 22: In the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund, please clarify the forms of derivatives in which the Fund intends to principally invest. We note that the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund includes “Forwards and Futures Contracts” and “Swaps Risk.”

Response: The Registrant has revised the disclosure in response to this comment.

Comment 23: The “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund includes “Sector Risk.” Please confirm supplementally that the Fund is not focused in any particular sector or disclose that it is.

Response: The Fund does not have a principal investment strategy of focusing on any particular sector(s). Sector allocations typically are the result of the current investment opportunities identified by the portfolio managers pursuant to the Fund’s stated principal investment strategies. Depending upon market conditions, the implementation of the Fund’s principal investment strategies could result in a significant percentage of its assets being invested in a particular sector (e.g., the technology sector) due to market appreciation.

Comment 24: The “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund includes “Geographic Focus Risk.” Please confirm supplementally that the Fund is not focused in any particular regions or disclose that it is.

Response: The Fund does not have a principal investment strategy of focusing its investments in any particular geographic region(s). Depending upon market conditions, the implementation of the Fund’s principal investment strategies could result in a significant percentage of its assets being invested in a particular geographic region due to market appreciation.

Comment 25: Please disclose, in the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund, whether the Fund may invest in loans. We note that “Loan Risk” is included in the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund.

Response: The Registrant has revised the disclosure in response to this comment.

Jaea Hahn, Esq. Page 8

Guardian U.S. Government/Credit VIP Fund

Comment 26: Please disclose, if applicable, in the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund, that the foreign corporate debt securities in which the Fund may invest may include emerging markets corporate debt securities.

Response: The Registrant submits that the current disclosure makes clear that the Fund may principally invest in corporate debt securities issued by companies domiciled in emerging markets. Therefore, the Registrant respectfully declines to revise the disclosure in response to this comment.

Comment 27: Please disclose, in the first paragraph of the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund, whether the municipal securities in which the Fund may invest principally are only U.S. municipal securities.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 28: Please disclose whether the target duration range for investments, in the third paragraph of the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund, applies to all of the Fund’s investments or to just the 50% of net assets invested in U.S. government securities.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 29: In the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Fund, please disclose how the Fund will define “emerging markets.”

Response: The Registrant has revised the disclosure in response to this comment.

Comment 30: In the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund, please add a risk factor discussing the risks relating to municipal securities if investing in such securities will be a principal strategy of the Fund.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 31: In the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund, please add disclosure related to CMO risk to “Mortgage-Backed and Other Asset-Back Securities Risk” if appropriate.

Response: The Registrant has revised the disclosure in response to this comment.

Jaea Hahn, Esq. Page 9

Comment 32: In “Liquidity and Valuation Risk” in the “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Fund, please clarify which categories of investments may be difficult to sell at favorable times or prices.

Response: The Registrant has revised the disclosure in response to this comment.

Prospectus

Comment 33: Please clarify whether, in the “Additional Information Regarding Investment Strategies and Risks” section of the “Additional Information about the Funds” section of the Prospectus, “Environmental, Social and Governance (ESG) Considerations Risk” applies to any of the Funds.

Response: Although “Environmental, Social and Governance (ESG) Considerations Risk” is not an additional risk of the Funds, it is an additional risk for certain other series of the Trust that will be included in a combined 485(b) filing for all of the active series of the Trust.

Statement of Additional Information

Comment 34: Please confirm, supplementally, that a shareholder vote was held to change the Guardian Large Cap Fundamental Growth VIP Fund and Guardian Large Cap Disciplined Growth VIP Fund from a diversified Fund to a non-diversified Fund.

Response: Each Fund’s change from a diversified Fund to a non-diversified Fund was approved by a shareholder vote on February 14, 2025.

*   *   *   *   *

We believe that the foregoing has been responsive to your comments. Please contact the undersigned at (202) 261-3314 or corey.rose@dechert.com if you wish to discuss this correspondence further.

Jaea Hahn, Esq. Page 10

Sincerely,

/s/ Corey F. Rose
Corey F. Rose

cc:	Kathleen M. Moynihan, Esq., The Guardian Life Insurance Company of America